RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

28th February, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 27th February, 2009 alongwith "Limited Review Report" for the quarter ended 31st December, 2008, as per requirements of the Listing Agreement.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/LR/ 003/2008-09

February 27, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001

Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051

Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Limited Review Report for the quarter ended 31st December, 2008.

We enclose herewith Limited Review Report for the quarter and nine months ended 31st December, 2008, issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl.: As above.

Review Report

To the Board of Directors of Reliance Communications Limited

1. We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited ('the Company') for the quarter ended 31 December 2008 and the year to date results for the period 1 April 2008 to 31 December 2008. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly we do not express an audit opinion.

3. We draw attention to note 2 of the unaudited financial results regarding accounting of the foreign currency exchange differences. Part 1 of Schedule VI to the Companies Act, 1956 requires capitalising of all the exchange differences on amounts of liabilities and borrowings related to acquisition of fixed assets acquired from abroad, whereas, Accounting Standard 11 - "Effects of Changes in Foreign Exchange Rates" prescribed under the Companies (Accounting Standards) Rules, 2006 (AS 11) requires all the exchange differences on amounts of liabilities and borrowings including liabilities and borrowings related to acquisition of fixed assets to be recognised as income or expense in the period in which they arise. The Company has been legally advised that provisions of Part 1 of Schedule VI to the Companies Act, 1956 are more specific in application over AS 11 insofar as the aforesaid accounting is concerned. Accordingly, during the current quarter and nine month period ended 31 December 2008, foreign currency exchange differences of Rs 83,371 lakhs and Rs 379,870 lakhs respectively on amounts of liabilities and borrowings related to acquisition of relevant fixed assets has been capitalised to the carrying cost of fixed assets, while it has continued to follow AS 11 in respect of all other foreign currency exchange differences. Had the Company accounted for the relevant foreign exchange differences, in accordance with the said standard, the profit for the quarter and nine month period would be lower by Rs 83,371 lakhs and Rs 379,870 lakhs respectively.

4. Based on our review conducted as above and subject to our comments in para 3 above, nothing has come to our attention that causes us to believe that, the accompanying statement of unaudited financial results prepared in accordance with accounting standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **B S R & Co.**
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 032815

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh D Chaturvedi
Partner
Membership No: 45882

Chaturvedi & Shah Mumbai Chartered Accountants

Mumbai
23 January 2009

B S R & Co. KPMG House, Kamala Mills Compound, 448, Senapati Bapat Marg, Lower Parel, Mumbai 400 013. India Chartered Accountants

Reliance Communications Limited

Anil Dhirubhai Ambani Group

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Nine months ended 31st December, 2008

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Nine months ended		Previous Accounting Year ended
		31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07	31-Mar-08
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	315,395	305,617	951,072	934,480	1,270,643
	b) Other Operating Income	18,027	34,735	92,712	61,604	70,976
	Total Income	333,422	340,352	1,043,784	996,084	1,341,619
2	Expenditure					
	a) Access Charges	56,946	74,096	169,308	200,057	265,357
	b) License Fee	27,254	29,931	79,038	84,188	112,037
	c) Employee Cost	22,627	23,229	66,515	64,046	82,249
	d) Passive Infrastructure Charges	41,055	26,923	119,203	65,565	93,619
	e) Depreciation and Amortisation	61,781	49,253	167,480	137,620	184,366
	f) Other Expenses	98,792	80,199	285,559	221,888	298,495
	g) Total	308,455	283,631	887,103	773,364	1,036,123
3	Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)	24,967	56,721	156,681	222,720	305,496
4	Other Income	6,451	730	6,713	888	1,046
5	Amortisation of Compensation under Employee Stock Option Scheme	3,579	-	16,443	-	1,617
6	Profit before Financial Charges and Exceptional Items (3+4-5)	27,839	57,451	146,951	223,608	304,925
7	Financial Charges (Net)	56,991	13,573	93,791	11,713	44,517
8	Profit after Financial Charges but before Exceptional Items (6 - 7)	(29,152)	43,878	53,160	211,895	260,408
9	Exceptional Items - Financial charges	(69,246)	-	(69,246)	-	-
10	Profit from Ordinary Activities before Tax (8-9)	40,094	43,878	122,406	211,895	260,408
11	Tax Expenses	390	230	1,090	4,393	1,764
12	Profit from Ordinary Activities after Tax (10 - 11)	39,704	43,648	121,316	207,502	258,644
13	Extraordinary Items (net of tax expense)	-	-	-	-	-
14	Net Profit for the period (12-13)	39,704	43,648	121,316	207,502	258,644
15	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	103,144	103,201	103,144	103,201
16	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year					2,380,797
17	Earning per Share (EPS) (not annualised)					
	i) Basic (Rs.)	1.92	2.12	5.88	10.13	12.60
	ii) Diluted (Rs.)	1.80	2.02	5.44	9.62	10.21
18	Public Shareholding					
	Number of Shares	699,215,821	698,060,307	699,215,821	698,060,307	699,215,821
	Percentage of Shareholding	33.88%	33.84%	33.88%	33.84%	33.88%

SIGNED FOR IDENTIFICATION BY

For B S R & CO. (Registered)

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Nine months ended		Previous Accounting Year ended
		31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07	31-Mar-08
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
19	**Segment Revenue**					
	a) Wireless	259,427	277,716	813,158	807,194	1,085,553
	b) Global	106,515	96,718	311,557	294,735	391,770
	c) Broadband	42,822	29,105	124,155	83,593	116,522
	d) Others / Unallocated	6,451	729	6,713	887	1,047
	Total	415,215	404,268	1,255,583	1,186,409	1,594,892
	Less: Inter segment revenue	(75,342)	(63,186)	(205,086)	(189,437)	(252,227)
	Net Income from Operations	339,873	341,082	1,050,497	996,972	1,342,665
20	**Segment Results**					
	Profit / (Loss) before Tax and Financial Charges from each segment					
	a) Wireless	1,970	37,574	66,849	149,411	195,932
	b) Global	24,039	23,973	69,527	69,517	91,598
	c) Broadband	11,063	6,410	36,411	16,756	18,156
	d) Others / Unallocated	(5,654)	(9,606)	(9,393)	(12,076)	856
	Total	31,418	57,451	163,394	223,608	306,542
	Less : Amortisation of Compensation under Employee Stock Option Scheme	3,579	-	16,443	-	1,617
	Less : Financial Charges (Net)	56,991	13,573	93,791	11,713	44,517
	Less : Exceptional Items - Financial charges	(69,246)	-	(69,246)	-	-
	Total Profit before Tax	40,094	43,878	122,406	211,895	260,408
21	**Capital Employed**					
	(Segment assets - Segment liabilities)					
	a) Wireless	1,960,623	1,405,754	1,960,623	1,405,754	1,456,822
	b) Global	235,276	302,008	235,276	302,008	264,822
	c) Broadband	306,938	257,710	306,938	257,710	278,912
	d) Others / Unallocated	2,600,925	2,377,292	2,600,925	2,377,292	2,612,086
	Total	5,103,762	4,342,764	5,103,762	4,342,764	4,612,642

SIGNED FOR IDENTIFICATION
BY

For B S R & CO.(Registered)

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

NOTES

1. Figures of the previous periods have been regrouped and reclassified, wherever required.

2. The Company is pursuing aggressive capex plans which include significant expansion of nation wide wireless network. The Company has funded these initiatives primarily by long – term borrowings in foreign currency and Foreign Currency Convertible Bonds ("FCCBs"). In compliance of Schedule VI of the Companies Act, 1956 and on the basis of legal advice received by the Company, short term fluctuations in foreign exchange rates relate to such liabilities and borrowings, related to acquisition of fixed assets, are adjusted in the carrying cost of fixed assets. Had the accounting treatment as per Accounting Standard ('AS') 11 been continued to be followed by the Company, the net profit after tax for the quarter and nine months ended 31st December, 2008 would have been lower by Rs. 59,566 lakh and Rs. 84,837 lakh for realised and Rs. 2,757 lakh and Rs. 1,80,359 lakh for unrealised currency exchange fluctuation respectively. This excludes an amount of Rs. 21,048 lakh and Rs. 1,14,674 lakh for the quarter and nine months ended on 31st December, 2008 on FCCBs for which the Company will not be liable, if FCCBs are converted on or before the due date i.e. 1st May, 2011 and 18th February, 2012.This matter was referred to by the auditors of the Company in their limited review report.

3. During the quarter, the Company has bought back and cancelled 250 Foreign Currency Convertible Bonds (FCCBs) of the Face Value of USD 1,00,000 each, the purchase being with the approval of the Reserve Bank of India, at a discount to the Face Value. This has resulted in a saving of Rs. 6,375 lakh which has been reflected as part of Other Income. Consequent upon such buy back and cancellation, the Company's obligation to convert the said Bonds into Shares, if so claimed by the Bond Holders and/ or to redeem the same in foreign currency, has come to an end vis-à-vis the cancelled Bonds.

4. During the quarter, the Company has announced the launch of operations offering Mobile Wireless Telecom Services through GSM Technology across India.

5. The Company holds Redeemable Preference Shares of its subsidiaries, which are denominated in foreign currency. Such Preference Shares have been considered to be monetary assets for the purpose of AS 11, the Accounting Standard on "the Effects of Changes in Foreign Exchange Rates". As required by AS, the said monetary assets have been restated on the basis of the Closing Rate as on 31st December, 2008. The difference being financial charges of (Rs. 69,246 lakh) including Rs. 40,403 lakh relatable to the year ending on 31st March, 2008 and Rs. 28,843 lakh relatable to the period ending on 30th September, 2008 has been reflected under Exceptional items.

6. The Company is operating with Wireless, Broadband, Global and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirements of AS 17 "Segment Reporting", issued by the Institute of Chartered Accountants of India.

7. No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 121 complaints were received and all the complaints were resolved.

8. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 23rd January, 2009 and the same are subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Place : Mumbai
Date : 23rd January, 2009

Anil D. Ambani
Chairman

SIGNED FOR IDENTIFICATION
BY

For B S R & CO.(Registered)

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

END